SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                        Risk Capital Holdings, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                767711 10 4
                   (CUSIP Number of Class of Securities)

                         Gregory F. Van Gundy, Esq.
                      Marsh & McLennan Companies, Inc.
                        1166 Avenue of the Americas
                          New York, NY  10036-2774
                               (212) 345-5000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                          David J. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                             September 11, 1996
                       (Date of Event which Requires
                         Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b) (3) or (4), check
          the following:                ( )

          Check the following box if a fee is being paid with this
          Statement:                    ( )


                                SCHEDULE 13D

     CUSIP No.  767711 10 4

     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Marsh & McLennan Companies, Inc.   36-2668272

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )

     (3)  SEC USE ONLY


     (4)  SOURCE OF FUNDS*

          N/A

     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        (7)  SOLE VOTING POWER
          NUMBER OF
           SHARES                            None
        BENEFICIALLY                    (8)  SHARED VOTING POWER
          OWNED BY
            EACH                             None
          REPORTING                     (9)  SOLE DISPOSITIVE POWER
           PERSON
            WITH                             None
                                        (10) SHARED DISPOSITIVE POWER

                                             None

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          None

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      ( )

          None

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0%
     (14) TYPE OF REPORTING PERSON*

          HC


                                SCHEDULE 13D

     CUSIP No.  767711 10 4

     (1)  NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Marsh & McLennan Risk Capital Holdings, Ltd.   13-3689981


     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )

     (3)  SEC USE ONLY


     (4)  SOURCE OF FUNDS*

          N/A

     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        (7)  SOLE VOTING POWER
          NUMBER OF
           SHARES                            2,301,022 See Item 5
        BENEFICIALLY                    (8)  SHARED VOTING POWER
          OWNED BY
            EACH                             None
          REPORTING                     (9)  SOLE DISPOSITIVE POWER
           PERSON
            WITH                             2,301,022 See Item 5
                                        (10) SHARED DISPOSITIVE POWER

                                             None

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,301,022 See Item 5

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES*                                      (X)

          See Item 5

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          13.54%

     (14) TYPE OF REPORTING PERSON*

          CO


          Item 1.   Security and Issuer.

                    The class of equity securities to which this
          Schedule 13D relates is the Common Stock, par value $.01 per share (the "Shares"), of Risk Capital Holdings, Inc., a Delaware corporation ("RCHI"). The principal executive offices of RCHI are located at 411 West Putnam Avenue, Greenwich, Connecticut 06830.

          Item 2.   Identity and Background.

                    Item 2 is hereby amended to read in its entirety as follows:

                    This statement is being filed by Marsh & McLennan Companies, Inc. ("MMC") on behalf of itself and Marsh &
          McLennan Risk Capital Holdings, Ltd. ("MMRCH")

                    MMC, through its ownership of MMRCH (through its wholly-owned subsidiary Guy Carpenter & Company, Inc. ("Guy Carpenter"), may be deemed to beneficially own over 5% of the Shares, which were obtained at the time of the initial public offering of the Shares by RCHI. The Shares that may be deemed to be beneficially owned by MMC were obtained by MMRCH pursuant to a subscription agreement between RCHI and MMRCH (the "Subscription Agreement") entered into before RCHI became a public reporting company and the Shares became equity securities (as such term is defined in Rule 13d-1(d) as promulgated under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and would ordinarily be entitled to be reported by MMC on the short-form Schedule 13G. In order to avoid any question as to whether its beneficial ownership is being reported on the proper form, MMC has decided to voluntarily file its beneficial ownership reports, with respect to the Shares, on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby provide more expansive disclosure than may be necessary.

                    MMC, a Delaware corporation, is the ultimate parent of a variety of companies engaged in such businesses as insurance and reinsurance broking, consulting and investment management.

                    MMRCH, a Delaware corporation whose primary business is to hold investments in insurance and other risk bearing entities, is 100% owned by Guy Carpenter.

                    MMC and MMRCH each has its principal place of business located at 1166 Avenue of the Americas, New York, New York 10036-2774.

                    Schedule I attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and director of MMC and MMRCH the following information: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each person listed on Schedule I, unless otherwise indicated, is a United States citizen. Robert Clements, a former director of MMRCH is a director of MMC and the chairman and a director of RCHI.

                    None of MMC or MMRCH, nor (to the knowledge of MMC or MMRCH) any executive officer, director or controlling person of MMC or MMRCH (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), during the last five years or (b) has been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration.

                    The $41,371,163 in funds necessary to purchase the Shares, Class A Warrants and Class B Warrants (the Class A Warrants and Class B Warrants, collectively, the "Warrants") reported as beneficially owned by MMRCH were provided from its working capital.

          Item 4.   Purpose of Transaction.

                    Item 4 is hereby amended to read in its entirety as follows:

                    The Shares and Warrants reported as owned by MMRCH were acquired by MMRCH at the time RCHI became a public reporting Company. The Shares and Warrants owned by MMRCH are being held for investment purposes. Depending on market conditions and the restrictions on transfer of the Shares discussed more fully in Item 6 below, MMC or MMRCH may acquire additional Shares or dispose of some or all of the Shares reported herein.

                    Effective September 11, 1996, MMRCH transferred to Robert Clements 200,000 Class A Warrants and the right to acquire 150,000 Class B Warrants. See Item 5.

                    Other than as described above, none of MMC or MMRCH has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

                    Item 5 is hereby amended to read in its entirety as follows:

                    MMC and MMRCH may be deemed to beneficially own Shares as follows:

                                   Number of                % of
                                   Shares of              Class of
          Name                   Common Stock           Common Stock

          MMC                        None                   0.0%
          MMRCH                   2,301,022                13.54%

                    The aggregate number of Shares beneficially owned by MMRCH to which this Schedule 13D relates is 2,301,022 including 905,397 Shares subject to purchase pursuant to the Class A Warrants beneficially owned by MMRCH, representing in the aggregate 13.54% of the 16,993,725 Shares outstanding (including as outstanding for this purpose the Shares issuable upon exercise of the Class A Warrants beneficially owned by MMRCH), based on RCHI's most recently filed Form 10-Q dated June 30, 1996. In addition, MMRCH acquired Class B Warrants to purchase 1,920,601 Shares of which 150,000 are subject to a right of acquisition by Robert Clements as disclosed below. The Class B warrants are not exercisable until September 19, 1998, subject to earlier vesting upon a change of control and will vest only if the Shares have traded at or above $30 per share for 20 out of 30 consecutive trading days at any time following the completion of such offering.

                    MMRCH has the sole power to vote and the sole power to dispose of the outstanding Shares owned by it.

                    MMC and MMRCH disclaim that they beneficially own any Shares beneficially owned by either Robert Clements or The Trident Partnership, L.P. ("Trident"). RCHI issued 50,000 Shares and Class A Warrants to purchase 39,603 Shares to Taracay Investors, a general partnership comprised of Robert Clements and members of his family, and Mr. Clements owns 7,500 Shares directly. Mr. Clements is a director of RCHI and a director of MMC. RCHI issued 1,750,000 Shares and Class A Warrants to purchase 1,386,079 Shares to Trident. MMRCH is a limited partner in Trident and Marsh & McLennan Risk Capital Corp. ("MMRCC"), a subsidiary of MMRCH, is an investment advisor to Trident. Pursuant to an agreement entered into between MMRCC and Mr. Clements, effective September 11, 1996, MMRCH transferred to Mr. Clements, 200,000 Class A Warrants and the right to acquire 150,000 Class B Warrants from MMRCH. A condition to the transfer of the Class B Warrants is that the per share market price of the RCHI common stock equal or exceed $35.00.

                    Aside from Mr. Clements, to the knowledge of MMC and MMRCH, none of their respective officers and directors beneficially own any Shares, except for certain Shares which may be held in discretionary accounts and over which such officers and directors do not have investment power and except as set forth below:

                                             Number of
                      Name                    Shares

               Lewis W. Bernard                 450
               Jeffrey W. Greenberg           2,900
               Richard L. Hickock               500

                    To the knowledge of MMC and MMRCH, all such Shares were purchased in the open market.

                    Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

                    MMRCH has been granted rights to require RCHI to register its Shares and the Shares underlying its warrants, pursuant to registration rights contained in the Subscription Agreement. As is customary for agreements of this type, MMRCH may be required at such time as RCHI engages in an underwritten offering to execute a lock-up agreement as reasonably requested by the underwriter of such offering. The foregoing is qualified in its entirety by reference to the terms of the Subscription Agreement.

                    The description of the Class A Warrants and Class B Warrants set forth in the section entitled "Description of Capital Stock" in the RCHI Prospectus dated September 13, 1995 filed as part of the RCHI S-1 is incorporated herein by reference.

                    Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among MMC and MMRCH and any other person with respect to any securities of RCHI, including but not limited to transfer or voting of any of the securities of RCHI, finder's fees, joint venture, loan or option arrangements,puts or calls, guarantee of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7.   Material to be Filed as Exhibits.

                1        Form of Subscription Agreement
                         between RCHI and MMRCH is
                         incorporated by reference to
                         Exhibit 10.3 to RCHI's
                         Registration Statement on Form
                         S-1 (Registration NO. 33-94184)
                         (the "Registration Statement").*

                2        Joint Filing Agreement, dated
                         as of September 28, 1995, by
                         and among MMC and MMRCH.*

          _________________
          * Previously filed with the Schedule 13D, dated September 19, 1995, filed by Marsh & McLennan Companies, Inc. and
          Marsh & McLennan Risk Capital Holdings, Ltd.



                                    SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Date:     November 7, 1996

                                        MARSH & McLENNAN COMPANIES, INC.

                                        By:  /s/
                                            NAME: Gregory F. Van Gundy
                                            TITLE: Secretary

                    For this and all future filings, reference is made to an Agreement dated September 28, 1995 with respect to one filing of Schedule 13D on behalf of said entities, pursuant to Rule 13d-1 (f)(1).



                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                        MARSH & McLENNAN COMPANIES, INC.

          Unless otherwise indicated, the business address of directors and executive officers is 1166 Avenue of the Americas, New York, New York 10036-2774 and all directors and executive officers are citizens of the United States of America. An asterisk indicates that a person is a director.

          Name and                         Principal Occupation
          Business Address                 or Employment

          Lewis W. Bernard*                Chairman of Classroom,
          Classroom, Inc.                  Inc.
          c/o Morgan Stanley Group Inc.
          1251 Avenue of the Americas
          New York, NY  10020

          Richard H. Blum*                 Executive of
                                           Marsh & McLennan
                                           Companies, Inc.

          Francis N. Bonsignore            Senior Vice President-
                                           Human Resources &
                                           Administration of Marsh
                                           & McLennan Companies,
                                           Inc.

          Frank J. Borelli*                Senior Vice President &
                                           Chief Financial Officer
                                           of Marsh & McLennan
                                           Companies, Inc.

          Robert Clements*                 Consultant to Marsh &
          Marsh & McLennan Risk Capital    McLennan Risk Capital
            Corp.                          Corp., a subsidiary of
          80 Field Point Road              Marsh & McLennan
          Greenwich, CT  06830             Companies, Inc.

          Peter Coster*                    President of Mercer
          Citizen of the United Kingdom    Consulting Group, Inc.,
                                           a subsidiary of Marsh &
                                           McLennan Companies, Inc.

          Robert F. Erburu*                Retired Chairman of the
          c/o Times Mirror Company         Times Mirror Company
          220 West First Street
          Los Angeles, CA  90012

          Jeffrey W. Greenberg*            Chairman and Chief Ex-
          Marsh & McLennan Risk Capital    ecutive Officer of Marsh
             Corp.                         & McLennan Risk Capital
          80 Field Point Road              Corp.
          Greenwich, CT  06830

          Ray J. Groves*                   Retired Chairman and
          c/o Ernst & Young                Chief Executive Officer
          787 Seventh Avenue               of Ernst & Young
          New York, NY  10019

          Richard S. Hickok*               Chairman of Hickok
          Hickok Associates, Inc.            Associates, Inc.
          655 Madison Avenue
          New York, NY 10021
          David D. Holbrook*               Chairman of Marsh &
                                           McLennan, Incorporated,
                                           a subsidiary of Marsh &
                                           McLennan Companies, Inc.

          Lawrence J. Lasser*              President and Chief
          Putnam Investments, Inc.         Executive Officer of
          One Post Office Square           Putnam Investments,
          Boston, MA  02109                Inc., a subsidiary of
                                           Marsh & McLennan
                                           Companies, Inc.

          Richard M. Morrow*               Former Chairman of the
          c/o Amoco Corporation            Board of Westinghouse
          200 East Randolph Drive          Electric Corporation;
          Chicago, IL 60601                Retired Chairman of the
                                           Board of Amoco
                                           Corporation

          George Putnam*                   Chairman of the Board of
          The Putnam Funds                 Trustees and President
          One Post Office Square           of the various mutual
          Boston, MA 02109                 funds managed by Putnam
                                           Investment Management,
                                           Inc.; Chairman of Putnam
                                           Investment Management,
                                           Inc. a subsidiary of
                                           Marsh & McLennan
                                           Companies, Inc.

          Adele Smith Simmons*             President of the John D.
          MacArthur Foundation             and Catherine T.
          140 South Dearborn Street        MacArthur Foundation
          Chicago, IL 60603

          John T. Sinnott*                 President and Chief
                                           Executive Office of
                                           Marsh & McLennan,
                                           Incorporated, a
                                           subsidiary of Marsh &
                                           McLennan Companies, Inc.

          A.J.C. Smith*                    Chairman of the Board
          Citizen of Canada                and Chief Executive
                                           Officer of Marsh &
                                           McLennan Companies, Inc.

          Frank J. Tasco*                  Retired Chairman and CEO
                                           of Marsh & McLennan
                                           Companies, Inc.

          Gregory F. Van Gundy             General Counsel &
                                           Secretary of Marsh &
                                           McLennan Companies, Inc.

          R.J. Ventres*                    Retired Chairman of the
          507 Brookside Road               Executive Committee of
          New Canaan, CT 06840             Borden, Inc.



                       DIRECTORS AND EXECUTIVE OFFICERS OF
                  MARSH & McLENNAN RISK CAPITAL HOLDINGS, LTD.

                    Unless otherwise indicated, the business address of the directors and executive officers is 1166 Avenue of the Americas, New York, New York 10036-2774 and all directors and executive officers are citizens of the United States of America. All persons named below are directors of the Company.

          Frank J. Borelli                 Chairman of Marsh &
                                           McLennan Risk Capital
                                           Holdings, Ltd. and
                                           Senior Vice President &
                                           Chief Financial Officer
                                           of Marsh & McLennan
                                           Companies, Inc.

          Jeffrey W. Greenberg             Chairman & Chief
          Marsh & McLennan Risk Capital    Executive of Marsh &
            Corp.                          McLennan Risk Capital
          80 Field Point road                Corp.
          Greenwich, CT  06830

          A.J.C. Smith                     Chairman of Marsh &
          Citizen of Canada                McLennan Companies, Inc.

          Gregory F. Van Gundy             General Counsel &
                                           Secretary of Marsh &
                                           McLennan Companies, Inc.